EXHIBIT 99.1

ITEM 8 INFORMATION

The following may be deemed to be members of a group for purposes of this joint filing of a statement on Schedule 13G:

Cascade Investment, L.L.C., a limited liability company organized under the laws of the State of Washington;

Bill & Melinda Gates Foundation Trust, a charitable trust organized under the laws of the State of Washington;

William H. Gates III, a citizen of the United States of America; and

Melinda French Gates, a citizen of the United States of America